UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of September, 2023.

Commission File Number 001-40736

Lilium N.V.

(Translation of registrant’s name into English)

Claude Dornier Straße 1

Bldg. 335, 82234

Wessling, Germany

Telephone: +49 160 9704 6857

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

CONTENTS

Explanatory Note

On September 15, 2023, Lilium N.V. (the “Company”) issued (i) its Unaudited Condensed Interim Financial Statements as of and for the six months ended June 30, 2023 and (ii) its Management’s Discussion & Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2023, which are furnished as Exhibits 99.1 and 99.2 to this Report on Form 6-K, respectively.

Incorporation by Reference

The contents of this Report on Form 6-K, including Exhibits 99.1 and 99.2, are hereby incorporated by reference into the Company’s registration statements on Form F-3 filed with the U.S. Securities and Exchange Commission (“SEC”) on June 9, 2023 (File No. 333-272571), February 3, 2023 (File No. 333-269568), November 25, 2022, as amended or supplemented (File No. 333-268562), and October 3, 2022, as amended or supplemented (File Nos. 333-267718 and 333-267719), and the Company’s registration statement on Form S-8 filed with the SEC on November 18, 2021 (File No. 333-261175).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 15, 2023	Lilium N.V.

	By:	/s/ Klaus Roewe
Name: Klaus Roewe
Title: Chief Executive Officer and Executive Director

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Unaudited Condensed Interim Financial Statements of Lilium N.V. as of and for the six months ended June 30, 2023
99.2	Management’s Discussion & Analysis of Financial Condition and Results of Operations of Lilium N.V. for the six months ended June 30, 2023